UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **February 29, 2012**

FelCor Lodging Trust Incorporated

(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300 **Irving, Texas**	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On February 29, 2012, FelCor Lodging Trust Incorporated issued a press release announcing its results of operations for the three months and year ended December 31, 2011. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K. A copy of the foregoing is also available on FelCor Lodging Trust Incorporated's website at **www.felcor.com**, on its Investor Relations page in the "Quarterly Operating Results" section.

The information contained in this Current Report on Form 8-K, including the exhibit, is provided under Item 2.02 of Form 8-K and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise be subject to the liabilities of that section. Furthermore, the information contained in this Current Report on Form 8-K, including the exhibit, shall not be deemed to be incorporated by reference into the filings of the registrant under the Securities Act of 1933, regardless of any general incorporation language in such filings.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on February 29, 2012, announcing its results of operations for the three months and year ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: February 29, 2012   By: _____

                                     Name: Lester C. Johnson

                                     Title: Senior Vice President, Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on February 29, 2012, announcing its results of operations for the three months and year ended December 31, 2011.



545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

For Immediate Release:

FELCOR REPORTS FOURTH QUARTER RESULTS
- *Outlines significant progress on strategic plan in 2011*
- *Provides update on portfolio repositioning and asset sale program*
- *Expects to pay accrued preferred dividends and repay debt with proceeds from asset sales in 2012*

      IRVING, Texas…February 29, 2012 — FelCor Lodging Trust Incorporated (NYSE: FCH) today reported operating results for the fourth quarter and year ended December 31, 2011.

Summary:

- Revenue per available room ("RevPAR") at 43 same-store core hotels increased 4.8% for the quarter and 5.4% for the year.

- Hotel EBITDA margin increased 83 basis points for the quarter and 116 basis points for the year.

- Adjusted EBITDA was $202.7 million and adjusted funds from operations ("FFO") per share was $0.14 for the year. Net loss was $130.9 million for the year. Fourth quarter results were negatively impacted by four cents, resulting from accelerated renovations at four hotels and softness in Atlanta and Ft. Lauderdale.

- Sold eight non-strategic hotels for gross proceeds of $138 million in 2011. Brought additional non-strategic hotels to market in January and currently marketing 16 non-strategic hotels. Net proceeds from asset sales will be used to repay debt and pay accrued preferred dividends.

- Completed acquisition and commenced redevelopment of the four-plus star Knickerbocker Hotel in New York's Times Square during the fourth quarter (projecting a late 2013 opening).

- Began renovation or redevelopment at 10 hotels during 2011, including four of our largest hotels. We accelerated renovation start dates at four hotels to accommodate seasonal demand.

Commenting on the fourth quarter and full year, Richard A. Smith, President and Chief Executive Officer of FelCor, said, "In the past year, we made significant progress advancing our long-term value creation strategy to strengthen our balance sheet, reposition our portfolio and invest in the future of our business. Of note, we began marketing a significant number of non-strategic hotels and sold nine hotels quicker than anticipated, using a majority of the proceeds to repay debt. We also eliminated all of our near-term debt maturities. Our top priority is to sell non-strategic hotels and reduce debt to reach our long-term goal of 4.5 times leverage. Industry fundamentals are strong. Occupancy is approaching stabilized levels, and ADR growth is accelerating. Looking ahead, we continue to position our portfolio to benefit from the lodging recovery to generate above-average growth in our core markets. This month, we also announced the acquisition of the iconic Knickerbocker Hotel in the heart of Manhattan. This is a rare opportunity, and we are confident this strategic investment will enhance future stockholder value. We expect the Knickerbocker to be our last acquisition in this cycle."

Fourth Quarter Operating Results:

RevPAR for our 43 same-store core hotels was $92.88, a 4.8% increase compared to the same period in 2010. Average daily rate ("ADR") increased 4.5% to $139.11, and occupancy increased 0.4% to 66.8%. RevPAR and ADR for the company's 73 same-store consolidated hotels increased 4.4% (to $85.69) and 3.7% (to $128.00), respectively, compared to the same period in 2010.

The quarter was negatively impacted by accelerated timing of renovations (ongoing renovations impacted RevPAR by 1% more than anticipated) and softness in Atlanta (lower than expected group and transient business) and Fort Lauderdale (lower than expected group business due to weather). Consequently, our results were four cents lower than anticipated.

Hotel EBITDA increased 7.5% to $48.1 million, compared to $44.8 million for the same period in 2010. Hotel EBITDA represents EBITDA for 73 same-store consolidated hotels prior to corporate expenses and joint venture adjustments. Hotel EBITDA margin was 21.6%, an 83 basis point increase compared to the same period in 2010.

Same-store Adjusted EBITDA increased 10.6% to $39.3 million. Same-store Adjusted EBITDA excludes EBITDA from hotels sold or acquired during the year. Adjusted EBITDA (which includes our *pro rata* share of joint ventures) decreased 6.1% to $42.2 million, compared to $45.0 million for the same period in 2010, due to asset sales.

Adjusted FFO reflects a $3.5 million, or $0.03 per share, loss compared to a $3.6 million, or $0.04 per share, loss for the same period in 2010.

Net loss attributable to common stockholders was $42.8 million, or $0.35 per share, compared to a $103.1 million, or $1.08 per share, loss for the same period in 2010. Our 2010 net loss includes $86.8 million of impairment charges reflecting the reduced book values on ten non-strategic hotels (three hotels comprise the majority of the impairment), as well as a $7.0 million gain on extinguishment of debt related to the disposition of one hotel, a $1.7 million charge related to the repurchase of $40 million of our senior notes maturing 2011 and a $20.5 million gain related to the sale of our interest in a joint venture.

Full Year Operating Results:

RevPAR for our 43 same-store core hotels was $101.29, a 5.4% increase compared to 2010. ADR increased 4.5% to $139.34, compared to 2010 and occupancy increased 0.9% to 72.7%. RevPAR for our 73 same-store consolidated hotels increased 5.2% (to $92.68) compared to 2010.

Hotel EBITDA increased 9.7% to $225.5 million, compared to $205.5 million in 2010. Hotel EBITDA represents EBITDA for 73 same-store consolidated hotels prior to corporate expenses and joint venture adjustments. Hotel EBITDA margin was 24.4%, a 116 basis point increase compared to 2010.

Same-store Adjusted EBITDA increased 12.2% to $187.8 million. Same-store Adjusted EBITDA excludes EBITDA from hotels sold or acquired during the year. Adjusted EBITDA (which includes our *pro rata* share of joint ventures) increased 7.7% to $202.7 million, compared to $188.1 million in 2010.

Adjusted FFO increased to $16.2 million, or $0.14 per share, compared to a loss of $7.6 million, or $0.09 per share, in 2010.

Net loss attributable to common stockholders was $168.6 million, or $1.44 per share, compared to a $261.8 million, or $3.25 per share, loss in 2010. Our 2011 loss included $13.2 million of impairment charges and $24.4 million of losses from extinguishment of debt, partially offset by $4.7 million of gains from hotel dispositions. Our 2010 loss included $173.7 million of impairment charges, $59.5 million of gains from extinguishment of debt and a $20.5 million gain related to the sale of our interest in an unconsolidated joint venture.

EBITDA, Adjusted EBITDA, Same-store Adjusted EBITDA, Hotel EBITDA, Hotel EBITDA margin, FFO, Adjusted FFO and Adjusted FFO per share are all non-GAAP financial measures. See our discussion of "Non-GAAP Financial Measures" beginning on page 18 for a reconciliation of each of these measures to the most comparable GAAP financial measure and for information regarding the use, limitations and importance of these non-GAAP financial measures.

Balance Sheet:

At December 31, 2011, the company had $1.6 billion of consolidated debt, $93.8 million of cash and cash equivalents and full availability on its $225 million line of credit. The weighted average maturity date for our debt was 4.4 years at December 31, 2011, compared to 3.3 years for the same period in 2010. We lowered our weighted average interest rate to 7.59%, and total interest expense was $8.4 million lower in 2011 than in 2010.

During the fourth quarter, we modified a CMBS loan to extend the loan up to two years beyond the original November 2011 maturity date. The loan balance at December 31, 2011 was $156 million, after we repaid $20 million of principal. The interest rate changed from LIBOR plus 93 basis points to LIBOR plus 220 basis points. This non-recourse loan is pre-payable at any time without penalty or premium and is cross-collateralized by nine mortgaged hotels. The company is currently marketing five of those properties for sale and will repay the mortgage loan securing any sold hotel using sale proceeds without penalty.

In early 2012, we amended and extended the maturity date of a $130 million loan, secured by eight joint venture hotels that would have matured in January 2013 (assuming extension options). The interest rate was reduced from LIBOR plus 375 basis points to LIBOR plus 325 basis points, and the maturity date was extended to 2014. Annual loan amortization also decreased from $5.0 million to $1.3 million.

Andrew J. Welch, FelCor's Executive Vice President and Chief Financial Officer, said, "We made very good first steps this year toward restructuring our balance sheet to lower our leverage, reduce our cost of capital and stagger and extend debt maturities. We issued new senior notes due 2019 at very favorable terms to repay high-cost debt and acquire three hotels, and issued equity to repay $144 million of our 10% notes due 2014. As we execute our hotel sale program, we will embark on the next steps to completely restructure our balance sheet including paying accrued preferred dividends and repaying and refinancing remaining debt to achieve our long-term goal of 4.5 times leverage and lower our cost of borrowing."

Capital Expenditures:

For the quarter and year ended December 31, 2011, we spent $32.2 million and $91.2 million, respectively, on capital improvements at properties (including our *pro rata* share of joint venture expenditures). Included in the expenditures is $19 million on ROI-redevelopment projects. As part of our long-term capital plan, we anticipate renovating between six and eight hotels each year. In 2011, the company began renovating eight hotels and redeveloping two hotels, including four of our largest properties. Although accelerating this work caused more displacement in the fourth quarter 2011 than originally anticipated, the core portfolio will be better positioned to benefit from current industry growth trends.

During 2012, the company anticipates spending approximately $85 million on improvements and renovations. A majority of that capital will be focused on 11 hotels, including four of our largest properties. Please see page 17 of this release for more detail on renovations. We also expect to spend approximately $35 million on value-enhancing redevelopment projects at three hotels: Morgans (re-concept food and beverage, relocate lounge and fitness center and add three guest rooms); Embassy Suites Kingston Plantation (transform lobby, food and beverage outlet and entrance); and the Fairmont Copley Plaza.

In 2011, we began redeveloping the historic Fairmont Copley Plaza. All 383 guest rooms will be renovated by mid-2012, including 12 rooms that will be upgraded to Fairmont Gold (for a total of 71 Fairmont Gold rooms). In addition, the project includes a new 3,000 square-foot state-of-the-art rooftop fitness facility and day spa overlooking the Back Bay, as well as extensive redevelopment of the public areas and food and beverage facilities.

Portfolio Repositioning:

With a focus on creating a high-value portfolio of superior hotels, the company intends to sell up to 40 non-strategic hotels, representing 72 percent of our suburban hotels and 44 percent of our airport hotels, as part of the portfolio repositioning plan. Core hotels are located in key high-growth markets, primarily in major urban markets and resort destinations. Our remaining suburban and airport hotels are generally located in gateway cities and benefit from relatively high barriers-to-entry. We have brought 25 non-strategic hotels to market since December 2010 and sold nine for gross proceeds of $222 million, representing approximately 12 times prior year hotel EBITDA. During the fourth quarter, we sold two hotels (Holiday Inn Toronto-Yorkdale and Embassy Suites Dallas-Market Center) for combined gross proceeds of $37 million.

The company is currently marketing 16 non-strategic hotels. We expect to generate approximately $350 million in gross proceeds from selling these hotels. We are committed to using these funds to pay all accrued preferred dividends, reduce debt and strengthen our balance sheet. Nine of the 16 hotels secure approximately $130 million of hotel mortgage debt. We have received strong interest from potential buyers and expect to sell the majority of these hotels in 2012. We will bring the remaining non-strategic hotels to market at the appropriate time in order to maximize proceeds. The proceeds from the sale of these hotels will allow the company to continue to reduce debt, contribute to a sound and flexible balance sheet, and improve long-term FFO and stockholder value.

During the fourth quarter, we acquired the landmark Knickerbocker Hotel in midtown Manhattan for $115 million. Located at Broadway and 42nd Street, the Knickerbocker Hotel boasts one of the world's premier addresses for both business and leisure travelers and will serve as FelCor's flagship upon opening in late 2013. The four-plus star hotel will feature approximately 330 large guest rooms (averaging in excess of 420 square feet), several food and beverage outlets, including a large rooftop sky bar and lounge directly overlooking Times Square, state-of-the-art meeting space and a full-service fitness facility. We own 95% of the joint venture that owns the hotel. Highgate Holdings, Inc., which will manage the hotel upon opening, owns the other 5%. Our joint venture will leverage the development expertise of both companies to realize the full value of this iconic New York building, which was acquired at a significant discount to replacement cost. The design phase is currently in process, and the redevelopment will commence during the third quarter.

Outlook:

Lodging industry fundamentals remain strong, as lodging demand growth continues to improve and new hotel supply growth remains low. Economic indicators that correlate to future lodging demand are strengthening. Additionally, group business pace is currently the strongest since prior to the recession, and group room nights are expected to increase in 2012, after declining in 2011. FelCor's hotels are taking advantage of the growth in corporate and premium segments to remix their customer base and replace the lower rated business with those premium customers. Our hotels are opportunistically increasing rates where appropriate. We expect ADR to increase in every customer segment, including strong rate growth for corporate transient customers, which comprise almost half of our occupancy.

During 2012, the company will be renovating 11 of its hotels, plus ongoing redevelopment of three hotels. A significant portion of the renovations will take place in the first four months of the year, given the seasonally low demand. Therefore, first quarter RevPAR will be impacted by approximately 2%. The displacement from the renovations will impact full year RevPAR growth by approximately 1%, compared to 2011, or $6 million of room revenue.

For 2012, we anticipate:

- *Same-store RevPAR* for 75 hotels (including Morgans and Royalton for both years) to increase from 4% to 6%;
- *Adjusted EBITDA* to be between $205 million and $214 million;
- *Adjusted FFO per share* to be between $0.23 and $0.30;
- *Hotel operating margins* to increase approximately 40 basis points (excluding prior year tax and insurance credits, margins are expected to increase approximately 110 basis points);
- *Net loss attributable to FelCor* to be between $85 million and $76 million; and
- *Interest expense* to be approximately $133 million.

The following table reconciles 2011 Adjusted EBITDA to the mid-point of our 2012 anticipated EBITDA (in millions):

2011 Adjusted EBITDA	$	202.7
EBITDA from sold hotels		(11.2)
EBITDA from acquired hotels (prior to ownership)		0.1
2011 same-store Adjusted EBITDA[a]		191.6
Same store growth		17.9
2012 Adjusted EBITDA	$	209.5
2012 RevPAR Growth		5.0%
Same-store EBITDA growth		9.3%

    (a)   Represents EBITDA for 75 consolidated hotels, including Morgans and Royalton, for the full year prior to our May 2011 acquisition.

The company's 2012 projections are based on 75 consolidated hotels and do not reflect any future hotel sales, acquisitions or other capital transactions. 2012 guidance assumes same-store Adjusted EBITDA growth of 7% to 12%, compared to 2011 (including Morgans and Royalton full year EBITDA for both periods).

FelCor, a real estate investment trust, owns 76 primarily upper-upscale, full-service hotels that are located in major and resort markets throughout 22 states. FelCor partners with leading hotel companies to operate its diversified portfolio of hotels, which are flagged under globally recognized names such as, Doubletree®, Embassy Suites®, Fairmont®, Hilton®, Marriott®, Renaissance®, Sheraton®, Westin® and Holiday Inn®, and premier independent hotels in New York. Additional information can be found on the company's website at www.felcor.com.

We invite you to listen to our fourth quarter earnings Conference Call on Wednesday, February 29, 2012, at 10:00 a.m. (CST). The conference call will be Webcast simultaneously on FelCor's website at www.felcor.com. Interested investors and other parties who wish to access the call can go to FelCor's website and click on the conference call microphone icon on either the "Investor Relations" or "News Releases" page. The conference call replay also will be archived on the company's website.

With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," "continue" and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those anticipated at the time the forward-looking statements are made. Current economic circumstances or an economic slowdown and the resultant impact on the lodging industry; operating risks associated with the hotel business; relationships with our property managers; risks associated with our level of indebtedness and our ability to meet debt covenants in our debt agreements; our ability to complete acquisitions, dispositions and debt refinancing; the availability of capital; the impact on the travel industry from security precautions; our ability to continue to qualify as a Real Estate Investment Trust for federal income tax purposes; and numerous other factors may affect future results, performance and achievements. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially. We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations,
(972) 444-4912   sschafer@felcor.com

SUPPLEMENTAL INFORMATION

INTRODUCTION

The following information is presented in order to help our investors understand FelCor's financial position as of and for the three months and year ended December 31, 2011.

TABLE OF CONTENTS

    (a)   Our consolidated statements of operations and balance sheets have been prepared without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with GAAP have been omitted. The consolidated statements of operations and balance sheets should be read in conjunction with the consolidated financial statements and notes thereto included in our most recent Annual Report on Form 10-K.

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2011	2010	2011	2010
Revenues:				
Hotel operating revenue:				
Room	$ 177,983	$ 162,919	$ 737,298	$ 670,939
Food and beverage	41,382	39,305	151,799	134,893
Other operating departments	13,010	13,375	53,946	54,003
Other revenue	319	381	2,949	3,174
Total revenues	232,694	215,980	945,992	863,009
Expenses:				
Hotel departmental expenses:				
Room	50,015	46,397	199,464	180,644
Food and beverage	33,172	30,835	121,151	106,653
Other operating departments	6,277	6,439	25,092	24,488
Other property-related costs	66,993	63,627	265,794	244,060
Management and franchise fees	10,391	9,569	43,155	40,154
Taxes, insurance and lease expense	22,732	20,844	91,012	88,327
Corporate expenses	6,375	7,826	29,080	30,747
Depreciation and amortization	33,664	33,340	133,119	133,393
Impairment loss	—	82,294	7,003	106,421
Other expenses	562	587	4,017	3,280
Total operating expenses	230,181	301,758	918,887	958,167
Operating income (loss)	2,513	(85,778)	27,105	(95,158)
Interest expense, net	(32,997)	(34,458)	(134,901)	(139,493)
Debt extinguishment	(64)	(1,659)	(24,182)	44,313
Gain on involuntary conversion, net	—	—	280	—
Loss before equity in income (loss) from unconsolidated entities	(30,548)	(121,895)	(131,698)	(190,338)
Equity in income (loss) from unconsolidated entities	(765)	17,802	(2,068)	16,916
Loss from continuing operations	(31,313)	(104,093)	(133,766)	(173,422)
Discontinued operations	(2,083)	8,488	2,871	(52,415)
Net loss	(33,396)	(95,605)	(130,895)	(225,837)
Net loss attributable to noncontrolling interests in other partnerships	83	1,838	352	1,915
Net loss attributable to redeemable noncontrolling interests in FelCor LP	220	310	689	881
Net loss attributable to FelCor	(33,093)	(93,457)	(129,854)	(223,041)
Preferred dividends	(9,679)	(9,679)	(38,713)	(38,713)
Net loss attributable to FelCor common stockholders	$ (42,772)	$ (103,136)	$ (168,567)	$ (261,754)
Basic and diluted per common share data:				
Loss from continuing operations	$ (0.33)	$ (1.18)	$ (1.46)	$ (2.61)
Net loss	$ (0.35)	$ (1.08)	$ (1.44)	$ (3.25)
Basic and diluted weighted average common shares outstanding	123,906	95,490	117,068	80,611

Consolidated Balance Sheets

(in thousands)

	December 31,	
	2011	**2010**
Assets		
Investment in hotels, net of accumulated depreciation of $987,895 and $982,564 at December 31, 2011 and 2010, respectively	$ 1,953,795	$ 1,985,779
Hotel development	120,163	—
Investment in unconsolidated entities	70,002	75,920
Cash and cash equivalents	93,758	200,972
Restricted cash	84,240	16,702
Accounts receivable, net of allowance for doubtful accounts of $333 and $696 at December 31, 2011 and 2010, respectively	27,135	27,851
Deferred expenses, net of accumulated amortization of $13,119 and $17,892 at December 31, 2011 and 2010, respectively	29,772	19,940
Other assets	24,363	32,271
Total assets	$ 2,403,228	$ 2,359,435
Liabilities and Equity		
Debt, net of discount of $32,069 and $53,193 at December 31, 2011 and 2010, respectively	$ 1,596,466	$ 1,548,309
Distributions payable	76,293	76,293
Accrued expenses and other liabilities	140,548	144,451
Total liabilities	1,813,307	1,769,053
Commitments and contingencies		
Redeemable noncontrolling interests in FelCor LP, 636 and 285 units issued and outstanding at December 31, 2011 and 2010, respectively	3,026	2,004
Equity:		
Preferred stock, $0.01 par value, 20,000 shares authorized:		
Series A Cumulative Convertible Preferred Stock, 12,880 shares, liquidation value of $322,011, issued and outstanding at December 31, 2011 and 2010	309,362	309,362
Series C Cumulative Redeemable Preferred Stock, 68 shares, liquidation value of $169,950, issued and outstanding at December 31, 2011 and 2010	169,412	169,412
Common stock, $0.01 par value, 200,000 shares authorized and 124,281 shares issued and outstanding at December 31, 2011, and 101,038 shares issued and outstanding, including shares in treasury, at December 31, 2010	1,243	1,010
Additional paid-in capital	2,353,251	2,190,308
Accumulated other comprehensive income	25,738	26,457
Accumulated deficit	(2,297,468)	(2,054,625)
Less: Common stock in treasury, at cost, of 4,156 shares at December 31, 2010	—	(73,341)
Total FelCor stockholders' equity	561,538	568,583
Noncontrolling interests in other partnerships	25,357	19,795
Total equity	586,895	588,378
Total liabilities and equity	$ 2,403,228	$ 2,359,435

Hotel Portfolio Composition

The following table illustrates the distribution of 75 consolidated hotels by brand, market and location at December 31, 2011.

Brand	Hotels	Rooms	% of Total Rooms	2011 Hotel EBITDA[(a)]
Embassy Suites Hotels	21	5,742	27	$ 79,965
Holiday Inn	9	3,119	14	32,530
Doubletree and Hilton	5	1,206	6	15,345
Sheraton and Westin	4	1,605	7	15,196
Renaissance and Marriott	3	1,321	6	11,352
Fairmont	1	383	2	5,698
Morgans and Royalton	2	282	1	—
Total core hotels	**45**	**13,658**	**63**	**160,086**
Non-strategic hotels	30	7,920	37	65,406
Total	**75**	**21,578**	**100**	**$ 225,492**
Market				
San Francisco area	4	1,637	8	$ 16,806
Boston	3	915	4	14,025
Los Angeles area	3	677	3	13,725
South Florida	3	923	4	13,111
Philadelphia	2	729	3	8,804
Atlanta	3	952	4	8,417
Myrtle Beach	2	640	3	7,859
Dallas	2	784	4	7,150
San Diego	1	600	3	6,141
Orlando	2	473	2	5,808
Other markets	20	5,328	25	58,240
Total core hotels	**45**	**13,658**	**63**	**160,086**
Non-strategic hotels	30	7,920	37	65,406
Total	**75**	**21,578**	**100**	**$ 225,492**
Location				
Urban	16	4,931	23	$ 60,988
Airport	10	3,267	15	35,564
Resort	10	2,927	14	35,189
Suburban	9	2,533	11	28,345
Total core hotels	**45**	**13,658**	**63**	**160,086**
Non-strategic hotels	30	7,920	37	65,406
Total	**75**	**21,578**	**100**	**$ 225,492**

(a) Hotel EBITDA is more fully described on page 25. We consider Hotel EBITDA as a same-store metric and current year acquisitions (Morgans and Royalton) are excluded from this metric.

The following tables set forth occupancy, ADR and RevPAR for the three months and years ended December 31, 2011 and 2010, and the percentage changes thereto between the periods presented, for 73 same-store consolidated hotels (excludes Morgans and Royalton, which were acquired in May 2011).

Detailed Operating Statistics by Brand

Occupancy (%)

	Three Months Ended December 31,			Year Ended December 31,		
	2011	2010	%Variance	2011	2010	%Variance
Embassy Suites Hotels	69.8	70.2	(0.6)	75.8	75.0	1.1
Holiday Inn	70.3	67.1	4.8	75.0	73.9	1.5
Doubletree and Hilton	59.0	59.0	(0.1)	67.9	69.8	(2.7)
Sheraton and Westin	59.5	62.9	(5.5)	65.7	66.4	(1.1)
Renaissance and Marriott	63.6	60.7	4.8	67.3	63.9	5.3
Fairmont	60.5	69.2	(12.6)	70.2	72.3	(2.9)
Same-store core hotels (43)	**66.8**	**66.5**	**0.4**	**72.7**	**72.1**	**0.9**
Non-strategic hotels (30)	67.3	66.4	1.3	70.9	69.0	2.7
Total same-store hotels (73)	**66.9**	**66.5**	**0.7**	**72.0**	**70.9**	**1.5**

ADR ($)

	Three Months Ended December 31,			Year Ended December 31,		
	2011	2010	%Variance	2011	2010	%Variance
Embassy Suites Hotels	136.46	130.46	4.6	137.61	134.33	2.4
Holiday Inn	131.83	126.06	4.6	131.27	123.38	6.4
Doubletree and Hilton	120.42	119.32	0.9	130.20	123.31	5.6
Sheraton and Westin	111.41	104.74	6.4	111.81	106.62	4.9
Renaissance and Marriott	175.94	167.59	5.0	177.04	165.95	6.7
Fairmont	262.93	249.18	5.5	248.97	233.32	6.7
Same-store core hotels (43)	**139.11**	**133.16**	**4.5**	**139.34**	**133.29**	**4.5**
Non-strategic hotels (30)	108.97	106.56	2.3	110.23	108.26	1.8
Total same-store hotels (73)	**128.00**	**123.41**	**3.7**	**128.68**	**124.23**	**3.6**

RevPAR ($)

	Three Months Ended December 31,			Year Ended December 31,		
	2011	2010	%Variance	2011	2010	%Variance
Embassy Suites Hotels	95.25	91.64	3.9	104.35	100.77	3.6
Holiday Inn	92.73	84.59	9.6	98.39	91.15	7.9
Doubletree and Hilton	71.02	70.43	0.8	88.42	86.05	2.8
Sheraton and Westin	66.29	65.93	0.5	73.47	70.82	3.7
Renaissance and Marriott	111.90	101.73	10.0	119.12	106.00	12.4
Fairmont	158.98	172.43	(7.8)	174.85	168.73	3.6
Same-store core hotels (43)	**92.88**	**88.59**	**4.8**	**101.29**	**96.07**	**5.4**
Non-strategic hotels (30)	73.28	70.76	3.6	78.13	74.71	4.6
Total same-store hotels (73)	**85.69**	**82.05**	**4.4**	**92.68**	**88.12**	**5.2**

Operating Statistics for FelCor's Top Markets

Occupancy (%)

	Three Months Ended December 31,			Year Ended December 31,		
	2011	2010	%Variance	2011	2010	%Variance
San Francisco area	76.8	72.2	6.3	79.9	77.1	3.7
Boston	70.9	74.3	(4.5)	77.1	77.5	(0.5)
Los Angeles area	68.2	64.7	5.3	77.3	74.1	4.2
South Florida	74.4	71.4	4.1	78.0	77.7	0.4
Philadelphia	61.6	63.5	(3.0)	69.4	70.9	(2.2)
Atlanta	63.1	70.8	(10.9)	73.3	75.0	(2.2)
Myrtle Beach	44.7	43.5	2.8	59.7	61.0	(2.0)
Dallas	61.0	58.2	4.8	64.1	61.5	4.1
San Diego	72.9	70.4	3.6	78.5	75.8	3.6
Orlando	79.9	83.0	(3.7)	83.5	82.9	0.7
Other markets	64.3	64.4	(0.2)	69.6	69.4	0.4
Same-store core hotels (43)	66.8	66.5	0.4	72.7	72.1	0.9
Non-strategic hotels (30)	67.3	66.4	1.3	70.9	69.0	2.7
Total same-store hotels (73)	**66.9**	**66.5**	**0.7**	**72.0**	**70.9**	**1.5**

ADR ($)

	Three Months Ended December 31,			Year Ended December 31,		
	2011	2010	%Variance	2011	2010	%Variance
San Francisco area	164.26	144.16	13.9	152.75	136.30	12.1
Boston	192.84	183.81	4.9	187.14	175.59	6.6
Los Angeles area	141.31	141.07	0.2	149.47	144.93	3.1
South Florida	137.20	137.45	(0.2)	141.29	141.81	(0.4)
Philadelphia	145.45	127.71	13.9	135.80	125.56	8.2
Atlanta	104.68	105.17	(0.5)	104.83	104.55	0.3
Myrtle Beach	103.53	103.29	0.2	140.62	135.78	3.6
Dallas	102.97	101.54	1.4	108.32	107.11	1.1
San Diego	115.01	122.89	(6.4)	119.70	120.13	(0.4)
Orlando	129.10	133.38	(3.2)	127.53	124.23	2.7
Other markets	136.67	131.39	4.0	138.46	133.28	3.9
Same-store core hotels (43)	139.11	133.16	4.5	139.34	133.29	4.5
Non-strategic hotels (30)	108.97	106.56	2.3	110.23	108.26	1.8
Total same-store hotels (73)	**128.00**	**123.41**	**3.7**	**128.68**	**124.23**	**3.6**

RevPAR ($)

	Three Months Ended December 31,			Year Ended December 31,		
	2011	2010	%Variance	2011	2010	%Variance
San Francisco area	126.11	104.12	21.1	122.05	105.04	16.2
Boston	136.76	136.48	0.2	144.25	136.06	6.0
Los Angeles area	96.31	91.29	5.5	115.49	107.43	7.5
South Florida	102.03	98.17	3.9	110.20	110.21	—
Philadelphia	89.63	81.13	10.5	94.21	89.03	5.8
Atlanta	66.03	74.44	(11.3)	76.83	78.38	(2.0)
Myrtle Beach	46.27	44.90	3.0	84.01	82.81	1.4
Dallas	62.83	59.14	6.3	69.38	65.92	5.3
San Diego	83.89	86.54	(3.1)	94.00	91.10	3.2
Orlando	103.16	110.73	(6.8)	106.46	102.93	3.4
Other markets	87.86	84.67	3.8	96.40	92.46	4.3
Same-store core hotels (43)	92.88	88.59	4.8	101.29	96.07	5.4
Non-strategic hotels (30)	73.28	70.76	3.6	78.13	74.71	4.6
Total same-store hotels (73)	**85.69**	**82.05**	**4.4**	**92.68**	**88.12**	**5.2**

Consolidated Debt Summary
(dollars in thousands)

	Encumbered Hotels	Interest Rate (%)	Maturity Date	December 31, 2011	December 31, 2010
Line of credit [(a)]	11	L + 4.50	August 2014[(b)]	$ —	$ —
Hotel mortgage debt					
Mortgage debt	8	L + 5.10 [(c)]	April 2015	202,982	212,000
Mortgage debt	9	L + 2.20	May 2013[(d)]	156,398	250,000
Mortgage debt	7	9.02	April 2014	109,044	113,220
Mortgage debt	5 [(e)]	6.66	June - August 2014	67,375	69,206
Mortgage debt	1	5.81	July 2016	10,876	11,321
Senior notes					
Senior secured notes	6	6.75	June 2019	525,000	—
Senior secured notes[(f)]	11	10.00	October 2014	459,931	582,821
Other[(g)]	—	L + 1.50	December 2012	64,860	—
Retired debt	—	—	—	—	309,741
Total	58			$ 1,596,466	$ 1,548,309

(a) We currently have full availability under our $225 million line of credit.
(b) The line of credit can be extended for one year (to 2015), subject to satisfying certain conditions.
(c) LIBOR (for this loan) is subject to a 3% floor. We purchased an interest rate cap ($212 million notional amount) that caps LIBOR at 5.0% and expires May 2012.
(d) This loan can be extended for six months, subject to satisfying certain conditions.
(e) The hotels securing this debt are subject to separate loan agreements and are not cross-collateralized.
(f) These notes have $492 million in aggregate principal outstanding ($144 million in aggregate principal amount was redeemed in June 2011) and were initially sold at a discount that provided an effective yield of 12.875% before transaction costs.
(g) This loan is related to our Knickerbocker development project and is fully secured by restricted cash and a mortgage. Because we were able to assume an existing loan when we purchased this hotel, we were not required to pay any local mortgage recording tax. When that loan is transferred to a new lender and made part of our construction loan, we expect to only pay such tax to the extent of the incremental principal amount of the construction loan.

Schedule of Encumbered Hotels
(dollars in millions)

Consolidated Debt	December 31, 2011 Balance	Encumbered Hotels
Line of credit	$ —	Boca Raton - ES, Charlotte SouthPark - DT, Dana Point - DTGS, Houston Medical Center - HI, Myrtle Beach - HLT, Mandalay Beach - ES, Nashville Airport - ES, Philadelphia Independence Mall - HI, Pittsburgh University Center - HI, Santa Barbara Goleta - HI and Santa Monica at the Pier - HI
Mortgage debt	$ 203	Atlanta Buckhead - ES, Atlanta Galleria - SS, Boston Marlboro - ES, Burlington - SH, Ft. Lauderdale Cypress Creek - SS, Orlando South - ES, Philadelphia Society Hill - SH and South San Francisco - ES
CMBS debt	$ 156	Anaheim - ES, Bloomington - ES, Charleston Mills House - HI, Deerfield Beach - ES, Jacksonville - ES, Dallas Love Field - ES, Raleigh/Durham - DTGS, San Antonio Airport - HI and Tampa Rocky Point - DTGS
Mortgage debt	$ 109	Baton Rouge - ES, Birmingham - ES, Ft. Lauderdale - ES, Miami Airport - ES, Milpitas - ES, Minneapolis Airport - ES and Napa Valley - ES
CMBS debt[a]	$ 67	Atlanta Airport - ES, Austin - DTGS, BWI Airport - ES, Orlando Airport - HI and Phoenix Biltmore - ES
CMBS debt	$ 11	Indianapolis North - ES
Senior secured notes	$ 525	Boston Copley - FMT, Los Angeles International Airport - ES, Indian Wells Esmeralda Resort & Spa - REN, St. Petersburg Vinoy Resort & Golf Club - REN, Morgans and Royalton
Senior secured notes	$ 460	Atlanta Airport - SH, Boston Beacon Hill - HI, Myrtle Beach Resort - ES, Nashville Opryland - Airport - HI, New Orleans French Quarter - HI, Orlando Walt Disney World® - DTGS, San Diego on the Bay - HI, San Francisco Waterfront - ES, San Francisco Fisherman's Wharf - HI, San Francisco Union Square - MAR and Toronto Airport - HI

[a] The hotels under this debt are subject to separate loan agreements and are not cross-collateralized.

Total Enterprise Value
(in thousands, except per share information)

		December 31,		
		2011		**2010**
Common shares outstanding		124,281		96,882
Units outstanding		636		285
Combined shares and units outstanding		124,917		97,167
Common stock price	$	3.05	$	7.04
Market capitalization	$	**380,997**	$	**684,056**
Series A preferred stock		309,362		309,362
Series C preferred stock		169,412		169,412
Consolidated debt		1,596,466		1,548,309
Noncontrolling interests of consolidated debt		(2,894)		(3,754)
Pro rata share of unconsolidated debt		75,178		77,295
Cash and cash equivalents		(93,758)		(200,972)
Total enterprise value (TEV)	$	**2,434,763**	$	**2,583,708**

Discontinued Operations
(in thousands)

      Discontinued operations include the results of operations of eight hotels sold in 2011 and three hotels disposed in 2010. Condensed financial information for the hotels included in discontinued operations is as follows:

	Three Months Ended December 31,		Year Ended December 31,	
	2011	**2010**	**2011**	**2010**
Operating revenue	$ 3,191	$ 23,379	$ 42,148	$ 98,008
Operating expenses[a]	(2,626)	(21,236)	(42,975)	(160,978)
Operating income (loss)	565	2,143	(827)	(62,970)
Interest expense, net	—	(682)	(817)	(4,596)
Debt extinguishment	—	7,027	(199)	15,151
Gain (loss) on sale, net of tax	(2,648)	—	4,714	—
Income (loss) from discontinued operations	(2,083)	8,488	2,871	(52,415)
Depreciation and amortization	169	2,903	5,771	14,270
Interest expense	—	682	819	4,599
Noncontrolling interest in other partnerships	—	917	13	917
Pro rata EBITDA from sold unconsolidated joint ventures	—	(995)	—	1,559
EBITDA from discontinued operations	(1,914)	11,995	9,474	(31,070)
Impairment loss	—	4,510	6,247	67,292
Debt extinguishment	—	(7,027)	199	(15,151)
Loss (gain) on sale, net of tax	2,648	—	(4,714)	—
Adjusted EBITDA from discontinued operations	$ 734	$ 9,478	$ 11,206	$ 21,071

(a)   Includes impairment charges of $6.2 million and $67.3 million for the years ended December 31, 2011 and 2010, respectively, and $4.5 million for the three months ended December 31, 2010.

Capital Expenditures
(in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2011	**2010**	**2011**	**2010**
Improvements and additions to majority-owned hotels	$ 31,572	$ 11,095	$ 89,042	$ 38,936
Partners' pro rata share of additions to consolidated joint venture hotels	(156)	(55)	(882)	(258)
Pro rata share of additions to unconsolidated hotels	801	521	3,051	1,741
Total additions to hotels[a]	$ 32,217	$ 11,561	$ 91,211	$ 40,419

(a)   Includes capitalized interest, property taxes, ground leases and certain employee costs.

Hotels Under Renovation
(dollars in millions)

	Affected Areas	Rooms	Start Date	Project Amount
Renovations-Started in 2011				
Philadelphia Society Hill-SH	guest rooms, corridors, public areas, meeting space; re-concept F&B	365	Q4-2011	$ 12
Mandalay Beach-ES	guestrooms, corridors, public areas, exterior	249	Q4-2011	$ 10
Napa Valley-ES	guestrooms, corridors, public areas	205	Q4-2011	$ 8
Austin-DTGS	guestrooms corridors, public areas, entrance	189	Q4-2011	$ 6
Boston Beacon Hill-HI	guestrooms, lobby, F&B	303	Q4-2011	$ 5
Charlotte SouthPark-DT	guestrooms, corridors, exterior, lobby; upgrade F&B	208	Q4-2011	$ 5
Pittsburgh University Center-HI	guestrooms, public areas	251	Q4-2011	$ 4
St Petersburg Vinoy Resort & Golf Club-REN	lobby, lounge area, F&B areas, new bar	361	Q3-2011	$ 2
Renovations-Scheduled in 2012				
Los Angeles International Airport-ES	guestrooms, corridors, pool area	350	Q3-2012	$ 7
Orlando Walt Disney World-DTGS	meeting space, public areas, pool upgrades, new pool bar	229	Q2-2012	$ 2
San Francisco Burlingame-ES	public space, meeting rooms, lobby, F&B	340	Q3-2012	$ 2

Non-GAAP Financial Measures

We refer in this release to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-store Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles ("GAAP"). The following tables reconcile each of these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and the limitations of such measures.

Reconciliation of Net Loss to FFO and Adjusted FFO
(in thousands, except per share data)

	Three Months Ended December 31,					
	2011			2010		
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net loss	$ (33,396)			$ (95,605)		
Noncontrolling interests	303			2,148		
Preferred dividends	(9,679)			(9,679)		
Net loss attributable to FelCor common stockholders	(42,772)	123,906	$ (0.35)	(103,136)	95,490	$ (1.08)
Depreciation and amortization	33,664	—	0.27	33,340	—	0.35
Depreciation, discontinued operations and unconsolidated entities	2,994	—	0.02	6,371	—	0.07
Impairment loss	—	—	—	82,294	—	0.86
Impairment loss, discontinued operations and unconsolidated entities	—	—	—	3,772	—	0.04
Loss on sale of hotels	2,648	—	0.02	—	—	—
Gain on sale of unconsolidated entities	—	—	—	(20,544)	—	(0.22)
Noncontrolling interests in FelCor LP	(220)	636	0.01	(310)	290	—
Unvested restricted stock	—	—	—	—	654	—
FFO	(3,686)	124,542	(0.03)	1,787	96,434	0.02
Acquisition costs	121	—	—	31	—	—
Extinguishment of debt	64	—	—	(5,369)	—	(0.06)
Unvested restricted stock	—	—	—	—	(654)	—
Adjusted FFO	$ (3,501)	124,542	$ (0.03)	$ (3,551)	95,780	$ (0.04)

Reconciliation of Net Loss to FFO and Adjusted FFO
(in thousands, except per share data)

| | Year Ended December 31, | | | | | |
| | 2011 | | | 2010 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net loss	$ (130,895)			$(225,837)		
Noncontrolling interests	1,041			2,796		
Preferred dividends	(38,713)			(38,713)		
Net loss attributable to FelCor common stockholders	(168,567)	117,068	$ (1.44)	(261,754)	80,611	$ (3.25)
Depreciation and amortization	133,119	—	1.14	133,393	—	1.65
Depreciation, discontinued operations and unconsolidated entities	18,249	—	0.16	28,833	—	0.35
Gain on involuntary conversion	(280)	—	—	—	—	—
Impairment loss	7,003	—	0.06	106,421	—	1.32
Impairment loss, discontinued operations and unconsolidated entities	6,247	—	0.05	66,555	—	0.83
Gain on sale of hotels, net	(4,714)	—	(0.04)	—	—	—
Gain on sale of unconsolidated entities	—	—	—	(21,103)	—	(0.26)
Noncontrolling interests in FelCor LP	(689)	499	(0.01)	(881)	294	(0.01)
Unvested restricted stock	—	—	—	—	505	—
FFO	(9,632)	117,567	(0.08)	51,464	81,410	0.63
Acquisition costs	1,479	—	0.01	449	—	0.01
Extinguishment of debt	24,381	—	0.21	(59,465)	—	(0.73)
Unvested restricted stock	—	175	—	—	(505)	—
Adjusted FFO	$ 16,228	117,742	$ 0.14	$ (7,552)	80,905	$ (0.09)

Reconciliation of Net Loss to EBITDA, Adjusted EBITDA and Same-store Adjusted EBITDA
(in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2011	2010	2011	2010
Net loss	$ (33,396)	$ (95,605)	$ (130,895)	$ (225,837)
Depreciation and amortization	33,664	33,340	133,119	133,393
Depreciation, discontinued operations and unconsolidated entities	2,994	6,371	18,249	28,833
Interest expense	33,084	34,514	135,141	139,853
Interest expense, discontinued operations and unconsolidated entities	1,126	1,791	5,409	9,656
Amortization of stock compensation	1,828	2,544	7,170	7,445
Noncontrolling interests in other partnerships	83	1,838	352	1,915
EBITDA	39,383	(15,207)	168,545	95,258
Impairment loss	—	82,294	7,003	106,421
Impairment loss, discontinued operations and unconsolidated entities	—	3,772	6,247	66,555
Debt extinguishment, including discontinued operations	64	(5,369)	24,381	(59,465)
Acquisition costs	121	31	1,479	449
Lease termination costs	—	—	—	—
Loss (gain) on sale of hotels, net	2,648	—	(4,714)	—
Gain on involuntary conversion	—	—	(280)	—
Gain on sale of unconsolidated subsidiary	—	(20,544)	—	(21,103)
Adjusted EBITDA	42,216	44,977	202,661	188,115
Adjusted EBITDA from discontinued operations	(734)	(9,478)	(11,206)	(21,071)
Adjusted EBITDA from acquired hotels	(2,207)	—	(3,655)	319
Same-store Adjusted EBITDA	$ 39,275	$ 35,499	$ 187,800	$ 167,363

Hotel EBITDA and Hotel EBITDA Margin
(dollars in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2011	**2010**	**2011**	**2010**
Same-store operating revenue:				
Room	$ 170,152	$ 162,919	$ 720,251	$ 684,852
Food and beverage	39,949	39,305	149,150	143,428
Other operating departments	12,731	13,375	53,239	54,664
Same-store operating revenue	222,832	215,599	922,640	882,944
Same-store operating expense:				
Room	41,903	41,008	170,060	163,150
Food and beverage	37,085	36,224	141,111	136,340
Other operating departments	6,192	6,438	24,876	25,044
Other property related costs	64,776	63,629	260,550	251,275
Management and franchise fees	10,366	9,569	43,154	40,787
Taxes, insurance and lease expense	14,382	13,957	57,397	60,823
Same-store operating expense	174,704	170,825	697,148	677,419
Hotel EBITDA	$ 48,128	$ 44,774	$ 225,492	$ 205,525
Hotel EBITDA Margin	21.6%	20.8%	24.4%	23.3%

**Reconciliation of Same-store Operating Revenue and Same-store Operating Expense to Total Revenue,
Total Operating Expense and Operating Income (Loss)**
(dollars in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2011	**2010**	**2011**	**2010**
Same-store operating revenue[a]	$ 222,832	$ 215,599	$ 922,640	$ 882,944
Other revenue	319	381	2,949	3,174
Revenue from acquired hotels	9,543	—	20,403	(23,109)
Total revenue	232,694	215,980	945,992	863,009
Same-store operating expense[a]	174,704	170,825	697,148	677,419
Consolidated hotel lease expense[b]	9,375	8,501	38,759	36,327
Unconsolidated taxes, insurance and lease expense	(1,835)	(1,615)	(6,987)	(6,630)
Corporate expenses	6,375	7,826	29,080	30,747
Depreciation and amortization	33,664	33,340	133,119	133,393
Impairment loss	—	82,294	7,003	106,421
Acquired hotel expenses	7,336	—	16,748	(22,790)
Other expenses	562	587	4,017	3,280
Total operating expenses	230,181	301,758	918,887	958,167
Operating income (loss)	$ 2,513	$ (85,778)	$ 27,105	$ (95,158)

(a) For same-store metrics, we have included the hotel acquired in August 2010 and excluded the two hotels acquired in May 2011 for all periods presented.

(b) Consolidated hotel lease expense represents 100% of the percentage lease expense for our 51% owned operating lessees. The offsetting percentage lease revenue (approximately 51% of the expense) is included in equity in income from unconsolidated entities.

Reconciliation of Forecasted Net Loss Attributable to FelCor to Forecasted FFO and EBITDA
(in millions, except per share and unit data)

	Full Year 2012 Guidance			
	Low Guidance		High Guidance	
	Dollars	Per Share Amount	Dollars	Per Share Amount
Net loss attributable to FelCor	$ (85)		$ (76)	
Preferred dividends	(39)		(39)	
Net loss attributable to FelCor common stockholders	(124) $	(1.00)	(115) $	(0.92)
Depreciation[b]	153		153	
Noncontrolling interests in FelCor LP	(1)		(1)	
FFO	$ 28 $	0.23 [a]	$ 37 $	0.30 [a]
Net loss attributable to FelCor	$ (85)		$ (76)	
Depreciation[b]	153		153	
Interest expense[b]	133		133	
Amortization expense	5		5	
Noncontrolling interests in FelCor LP	(1)		(1)	
EBITDA	$ 205		$ 214	

(a) Weighted average shares and units are 124.9 million.
(b) Includes *pro rata* portion of unconsolidated entities.

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance and should be considered along with, but not as an alternative to, net income (loss) attributable to FelCor as a measure of our operating performance.

FFO and EBITDA

The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income or loss attributable to parent (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation, amortization, and impairment losses. FFO for unconsolidated partnerships and joint ventures are calculated on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss attributable to parent (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO and EBITDA

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional items, including but not limited to those described below, provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO, and Adjusted EBITDA when combined with GAAP net income attributable to FelCor, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to extinguishment of debt and interest rate swaps* - We exclude gains and losses related to extinguishment of debt and interest rate swaps from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.

- *Cumulative effect of a change in accounting principle* - Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO and Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA we exclude gains or losses on the sale of depreciable assets because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets and impairment losses represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the hotel industry and give investors a more complete understanding of the operating results over which our individual hotels and brand/managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures that we use in our financial and operational decision-making. Additionally, using these measures facilitates comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating all revenues and expenses from continuing operations not directly associated with hotel operations, including corporate-level expenses, depreciation and amortization, and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information into the ongoing operational performance of our hotels and the effectiveness of management on a property-level basis. We eliminate depreciation and amortization because, even though depreciation and amortization are property-level expenses, we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets, and implicitly assume that the value of real estate assets diminishes predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by noncontrolling interests and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our Consolidated Hotels. Hotel EBITDA and Hotel EBITDA margins are presented on a same-store basis and exclude the historical results of operations from the Fairmont Copley Plaza acquired in August 2010.

Use and Limitations of Non-GAAP Measures

Our management and Board of Directors use FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin to evaluate the performance of our hotels and to facilitate comparisons between us and other lodging REITs, hotel owners who are not REITs and other capital intensive companies. We use Hotel EBITDA and Hotel EBITDA margin in evaluating hotel-level performance and the operating efficiency of our hotel managers.

The use of these non-GAAP financial measures has certain limitations. These non-GAAP financial measures as presented by us, may not be comparable to non-GAAP financial measures as calculated by other real estate companies. These measures do not reflect certain expenses or expenditures that we incurred and will incur, such as depreciation, interest and capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the most comparable GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. These non-GAAP financial measures reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

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